UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GeoPark Limited

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

G38327105

(CUSIP Number)

Gerald E. O’Shaughnessy

8301 E. 21st Street North, Suite 420

Wichita, Kansas 67206, USA

316-630-0247

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13D	Page 2 of 9 Pages

1	Names of Reporting Persons Gerald E. O’Shaughnessy
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 184,042
	8	Shared Voting Power 6,354,178 (1)
	9	Sole Dispositive Power 184,042
	10	Shared Dispositive Power 6,354,178 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,538,220 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.7%
14	Type of Reporting Person (See Instructions) IN

(1)

Of these shares of Common Stock, 211,015 shares are held by The Timothy P. O’Shaughnessy Foundation, on the board of which Mr. O’Shaughnessy serves as a non-controlling director and as to which shares he disclaims beneficial ownership.

CUSIP No. G38327105	13D	Page 3 of 9 Pages

1	Names of Reporting Persons GP Investments LLP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization KANSAS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 323,083
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 323,083

11	Aggregate Amount Beneficially Owned by Each Reporting Person 323,083
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. G38327105	13D	Page 4 of 9 Pages

1	Names of Reporting Persons GPK Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization KANSAS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 5,800,000
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 5,800,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,800,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G38327105	13D	Page 5 of 9 Pages

1	Names of Reporting Persons The Globe Resources Group, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization KANSAS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 20,080
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 20,080

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of GeoPark Limited, an exempted company incorporated under the laws of Bermuda (“GeoPark Limited” or the “Issuer”). The principal executive offices of GeoPark Limited are located at Calle 94 N° 11-30 8° piso, Bogota, Colombia.

Item 2. Identity and Background

(a) This statement is jointly filed by Gerald E. O’Shaughnessy, GP Investments LLP, GPK Holdings, LLC and The Globe Resources Group, Inc. (the “Reporting Persons”).

(b) The address of the principal business and the principal office of each of the Reporting Persons is 8301 E. 21st Street North, Suite 420, Wichita, Kansas 67206, USA.

(c) On June 8, 2021, Mr. O’Shaughnessy was removed as Chair of the board of directors of the Issuer (the “Issuer Board”). Effective June 14, 2021, Mr. O’Shaughnessy resigned from his position as a director on the Issuer Board. Following these events, the principal business or occupation of each of the Reporting Persons is investment in securities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. O’Shaughnessy is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The 6,538,220 shares of Common Stock beneficially owned by the Reporting Persons were acquired from the Issuer in connection with the Issuer’s original formation, through open market transactions on the New York Stock Exchange, as dividend payments on the Common Stock and as director compensation from the Issuer. Mr. O’Shaughnessy did not acquire ownership of any shares of Common Stock with borrowed funds.

Item 4. Purpose of Transaction

Gerald O’Shaughnessy is the co-founder of the Issuer, has maintained a significant investment in the Issuer and, until very recently, served as the Issuer’s Chairman since its inception. Effective June 13, 2021, Mr. O’Shaughnessy resigned from the Issuer Board and is voluntarily filing this Schedule 13D in order to share his concerns with fellow shareholders about the high level of control that Chief Executive Officer Jim Park exerts over the Board, and the Board’s resulting lack of true independence.

In connection therewith, and with a view of enhancing shareholder value, on June 17, 2021, Mr. O’Shaughnessy delivered a letter to the Issuer Board requesting that it strengthen its ability to exercise independent oversight of management by adding three new independent nominees and Mr. O’Shaughnessy to the slate that the Issuer Board is proposing for election at the upcoming annual meeting. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated by reference herein. If Mr. O’Shaughnessy is unable to constructively engage with the Issuer Board, Mr. O’Shaughnessy intends to explore all possibilities to address these concerns. Having carefully considered the issues facing the Issuer, Mr. O’Shaughnessy believes that there is an opportunity to significantly enhance oversight and accountability in a manner that may substantially increase long-term shareholder value.

In connection with the foregoing, the Reporting Persons and their respective representatives expect, from time to time, to engage in discussions with representatives of the Issuer Board, with other current or prospective shareholders and other third parties regarding business strategy, operating performance and corporate governance of the Issuer, including composition of the Issuer Board.

The Reporting Persons also intend to consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may exchange information with the Issuer or other persons in connection with these potential plans or proposals pursuant to confidentiality or similar agreements.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Issuer Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, voting shares of Common Stock (and soliciting votes from other shareholders) in favor of a change in the composition of the Issuer Board or acquiring additional shares of Common Stock or disposing of some or all the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise with respect to their investment in the Issuer, in each case subject to limitations under applicable law. The Reporting Persons may also take steps to explore and prepare for various plans and actions regarding the foregoing matters, before forming an intention to engage in such plans or actions.

Item 5. Interest in Securities of the Issuer

(a) Beneficial ownership:

(i) Amount:

Please refer to Item 11 on each cover sheet for each Reporting Person. Each of the Reporting Persons is controlled by Mr. O’Shaughnessy, who indirectly has voting and dispositive power over the reported shares set forth in Item 11 on the cover sheet for each Reporting Person. In addition, Rows 8, 10 and 11 of the cover sheet for Mr. O’Shaughnessy include 211,015 beneficially owned by The Timothy P. O’Shaughnessy Foundation, on the board of which Mr. O’Shaughnessy serves as a non-controlling director and as to which shares Mr. O’Shaughnessy disclaims beneficial ownership. As of December 31, 2020, 5,800,000 shares over which Mr. O’Shaughnessy has direct or indirect voting or dispositive power have been pledged pursuant to lending arrangements.

(ii) Percent of class:

Please refer to Item 11 on each cover sheet for each of the Reporting Persons. The percentages reported herein are based on the aggregate of 61,029,772 shares outstanding as of December 31, 2020.

(b) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Please refer to Item 7 on each cover sheet for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

Please refer to Item 8 on each cover sheet for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

Please refer to Item 9 on each cover sheet for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

Please refer to Item 10 on each cover sheet for each Reporting Person.

(c) None of the Reporting Persons has entered into any transactions in securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of GeoPark Limited reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D, or incorporated by reference, is hereby incorporated by reference into this Item 6.

On June 17, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

99.1	Open Letter to the Independent Directors of GeoPark Limited, dated as of June 17, 2021, by Gerald E. O’Shaughnessy.

99.2	Joint Filing Agreement, dated June 17, 2021, by and among Gerald E. O’Shaughnessy, GP Investments LLP, GPK Holdings, LLC and The Globe Resources Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: June 17, 2021

GP Investments LLP

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: June 17, 2021

GPK Holdings, LLC

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: June 17, 2021

The Globe Resources Group, Inc.

By:	/s/ Gerald E. O’Shaughnessy
Name: Gerald E. O’Shaughnessy
Date: June 17, 2021